Exhibit 99.1

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2025 AND 2024

F-1

HOMESTOLIFE LTD AND SUBSIDIARIES

INDEX TO UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

F-2

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED BALANCE SHEETS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of
	December 31, 2024	June 30, 2025
ASSETS
Current assets:
Cash and cash equivalents	$24,860,621	$20,071,387
Accounts receivables, net (including receivable from related parties of $928,951 and $353,886 as of December 31, 2024 and June 30, 2025, respectively)	66,928,602	71,669,261
Inventories, net	8,032,089	10,613,295
Amounts due from related parties	2,807,854	4,967,733
Deposit, prepayments and other receivables	5,145,372	7,189,424
Total current assets	107,774,538	114,511,100

Non-current assets:
Property, plant and equipment, net	3,734,157	4,499,588
Right-of-use assets, net	6,632,749	7,256,728
Deferred tax asset, net	636,581	786,384
Total non-current assets	11,003,487	12,542,700

TOTAL ASSETS	$118,778,025	$127,053,800

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,701,283	$2,867,425
Accounts payable, related parties	72,724,799	55,254,469
Customer deposits	853,626	1,236,916
Accrued liabilities and other payables	4,428,806	6,541,572
Short-term borrowings	15,255,874	23,382,206
Amounts due to related parties	292,753	292,753
Lease liabilities	2,100,281	2,320,101
Warranty liabilities	2,095,842	3,129,470
Derivatives and hedging instruments	-	753,243
Income tax payable	2,467,506	3,546,279
Total current liabilities	102,920,770	99,324,434

Long-term liabilities:
Provision for reinstatement cost	262,479	339,756
Lease liabilities	4,883,321	5,285,905
Total long-term liabilities	5,145,800	5,625,661

TOTAL LIABILITIES	108,066,570	104,950,095

Commitments and contingencies	-	-

Shareholders’ equity:
Ordinary share, $0.0001 par value, 100,000,000 shares authorized,89,687,500 and 89,687,500 shares issued and outstanding as of June 30, 2025 and December 31, 2024*	8,969	8,969
Additional paid-in capital	37,179,424	37,179,424
Accumulated other comprehensive loss	(12,686,896)	(11,318,721)
Accumulated losses	(13,790,042)	(3,765,967)
Total shareholders’ equity	10,711,455	22,103,705

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$118,778,025	$127,053,800

*	The share amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-3

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30,
	2024	2025
Revenues, net
From third parties	$150,461,612	$170,117,861
From related parties	5,850,497	10,656,942
	156,312,109	180,774,803
Cost of goods sold	(114,376,152)	(130,942,258)

Gross profit	41,935,957	49,832,545

Operating expenses:
Sales and distribution expenses	(26,226,218)	(31,092,110)
General and administrative expenses	(7,978,231)	(9,025,931)
Listing expenses	(310,502)	(666,021)
Total operating expenses	(34,514,951)	(40,784,062)

Income from operations	7,421,006	9,048,483

Other income (expense):
Interest expense	(387,263)	(730,372)
Interest income	95,040	16,246
Government subsidies	21,232	16,950
Foreign exchange gain, net	532,909	4,293,633
Net gain from related parties debt restructuring	-	1,460,543
Professional fees on acquisition of HTL Marketing	-	(1,261,560)
Scrap sofa sale income	303,452	223,263
Sundry income	81,816	39,404
Change in fair value of derivatives and hedging instruments	(1,064,841)	(753,243)
Total other (expense) income, net	(417,655)	3,304,864

Income before income taxes	7,003,351	12,353,347

Income tax expense	(1,637,735)	(2,329,272)
NET INCOME	$5,365,616	$10,024,075

Other comprehensive income (loss):
– Foreign currency translation adjustments	(1,648,993)	1,368,175

COMPREHENSIVE INCOME	$3,716,623	$11,392,250

Weighted average number of ordinary shares:
Basic and diluted *	88,250,000	89,687,500

EARNINGS PER SHARE – BASIC AND DILUTED	$0.06	$0.11

*	The share amounts and per share data are presented on a retroactive basis, giving the effect from the completion of common control acquisition (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-4

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Ordinary shares		Additional	Accumulated other		Total
	No. of shares *	Amount	paid-in capital	comprehensive loss	Accumulated losses	shareholders’ equity

Balance as of December 31, 2023	13,250,000	1,325	33,632,958	(11,248,836)	(7,263,808)	15,121,639
Retroactive application of common control acquisition	75,000,000	7,500	(7,500)	-	(2,556,410)	(2,556,410)
Adjusted opening balance	88,250,000	8,825	33,625,458	(11,248,836)	(9,820,218)	12,565,229

Net income for the period	-	-	-	-	5,365,616	5,365,616

Foreign currency translation adjustments	-	-	-	(1,648,993)	-	(1,648,993)

Balance as of June 30, 2024	88,250,000	8,825	33,625,458	(12,897,829)	(4,454,602)	16,281,852

Balance as of December 31, 2024	14,687,500	1,469	37,186,924	(12,686,896)	(13,790,042)	10,711,455
Retroactive application of common control acquisition	75,000,000	7,500	(7,500)	-	-	-
Adjusted opening balance	89,687,500	8,969	37,179,424	(12,686,896)	(13,790,042)	10,711,455

Net income for the period	-	-	-	-	10,024,075	10,024,075

Foreign currency translation adjustments	-	-	-	1,368,175	-	1,368,175

Balance as of June 30, 2025	89,687,500	8,969	37,179,424	(11,318,721)	(3,765,967)	22,103,705

*	The share amounts are presented on a retroactive basis, giving the effect from the completion of common control acquisition (see Note 1).

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-5

HOMESTOLIFE LTD AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED AND COMBINED STATEMENTS OF CASH FLOWS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six Months ended June 30,
	2024	2025
Cash flows from operating activities:
Net income	$5,365,616	$10,024,075
Adjustments to reconcile net income to net cash used in operating activities
Depreciation of property, plant and equipment	95,004	142,739
Amortization of operating right-of-use assets	890,642	1,118,679
Allowance (reversal) for obsolete inventories	120,699	(164,167)
Benefit for deferred income taxes	(27,357)	(136,389)
(Written-off) provision for allowance for expected credit losses	(8,453)	4,665
Provision for warranty liabilities	2,769,218	4,004,614
(Reversal) provision for reinstatement cost	(56,503)	77,277
Changes in operating leases	(764,938)	(1,159,429)
Change in fair value of derivatives and hedging instruments	1,064,841	753,243
Written-off property, plant and equipment	13,858	-

Change in operating assets and liabilities:
Accounts receivables	(1,990,471)	(4,745,325)
Inventories	(966,774)	(2,417,038)
Deferred offering cost	(763,877)	-
Deposit, prepayments, and other receivables	(1,941,737)	(2,044,057)
Accounts payable	(13,673,912)	(17,304,187)
Customer deposits	25,303	383,291
Accrued liabilities and other payables	(396,701)	2,112,765
Warranty liabilities	(2,706,303)	(2,970,986)
Income tax payable	1,031,205	1,078,773
Net cash used in operating activities	(11,920,640)	(11,241,457)

Cash flows from investing activities:
Purchase of property, plant and equipment	(450,220)	(557,755)
Net cash used in investing activities	(450,220)	(557,755)

Cash flows from financing activities:
Net proceeds from short-term borrowings	9,036,565	8,126,333
Amounts due from related parties	4,579,697	(9,226,649)
Amount due to related parties	(2,051,283)	-
Amount due from related parties - Reorganization and scrapping	(2,556,410)	7,066,770
Net cash provided by financing activities	9,008,569	5,966,454

Effect of foreign exchange rates on cash and cash equivalents	(796,843)	1,043,524

Net change in cash and cash equivalents	(4,159,134)	(4,789,234)

BEGINNING OF PERIOD	22,624,972	24,860,621

END OF PERIOD	$18,465,838	$20,071,387

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$604,730	$1,398,808
Cash paid for interest	$282,280	$570,293

NON-CASH INVESTING AND FINANCING ACTIVITIES:
Shares issued for common control acquisition	$75,000,000	$75,000,000
Related parties balances under offsetting arrangement upon reorganization	$(493,039)	$15,337,816

See accompanying notes to the unaudited condensed consolidated and combined financial statements.

F-6

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 1 － BUSINESS OVERVIEW

HomesToLife Ltd (the “Company”, “HTLM” or the “HomesToLife Cayman”) was incorporated in the Cayman Islands with limited liability under the Companies Act on February 16, 2024.

The Company, through its subsidiaries, is principally engaged in the sale and distribution of leather upholstered furniture, such as, sofas, armchairs, recliners, and related accessories, with its unique design and craftmanship, throughout a network of retail stores under the brand name of “HomesToLife” in Europe, the North America, and Asia.

On May 5, 2025, the Company entered into a definitive sale and purchase agreement (the “Sale and Purchase Agreement”) with New Century International Homes Pte Ltd (“New Century”) to acquire 100% of equity interests in HTL Marketing Pte Ltd (“HTL Marketing”). Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 ordinary shares to New Century, par value US$0.0001 per share (the “Ordinary Shares”), which are subjected to two-year lock-up restrictions. This transaction was closed on May 19, 2025.

On May 5, 2025, HTL Marketing and certain related parties entered into a deed of global settlement involving debt restructuring under the corporate reorganization exercise. During the six months ended June 30, 2025, a net gain of $1.5 million was recorded under other income (expense) in the accompanying unaudited condensed consolidated and combined statements of operations and comprehensive income.

The Company and HTL Marketing were controlled by common shareholders prior to this acquisition. Hence, this acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current corporate structure has been retroactively presented in prior periods as if such structure existed as of the beginning of the first period presented in the accompanying unaudited condensed consolidated and combined financial statements.

Description of subsidiaries incorporated and controlled by the Company, as of June 30, 2025:

Name		Background	Ownership

HomesToLife International Pte. Ltd. (“HIPL”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on February 22, 2024
	●	Issued and outstanding 20,001 ordinary shares for SGD1 and USD20,000
	●	Investment holding

HomesToLife Pte. Ltd. (“HTL SG”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on September 28, 1989
	●	Issued and outstanding 38,800,000 ordinary shares for SGD38,800,000
	●	Sale and distribution of furniture

HTL Far East Pte. Ltd. (“HTL FE”)	●	Singaporean company	100% owned by HIPL
	●	Incorporated on October 28, 2024
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

HTL Marketing Pte. Ltd. (“HTL Marketing”)	●	Singaporean company	100% owned by HTLM
	●	Incorporated on December 23, 2020
	●	Issued and outstanding 10,000 ordinary shares for USD10,000
	●	Wholesale of furniture

New Century Furniture Pte. Ltd. (“NCFTP”)	●	Singaporean company	100% owned by HTL Marketing
	●	Incorporated on October 05, 2020
	●	Issued and outstanding 1,010,000 ordinary shares for USD1,010,000
	●	Investment holding

HTL France SAS (“HTLF”)	●	French company	100% owned by NCFTP
	●	Incorporated on October 30, 2014
	●	Issued and outstanding 298,960 ordinary shares for EUR298,960
	●	Overseas sale office

HTL ANZ PTY LTD (“HTLA”)	●	Australian company	100% owned by NCFTP
	●	Incorporated on June 20, 2023
	●	Issued and outstanding 10,000 ordinary shares for AUD 10,000
	●	Overseas sale office

HTL Korea Co., Ltd. (“HTLK”)	●	Korean company	100% owned by NCFTP
	●	Incorporated on June 07, 2010
	●	Issued and outstanding 291,080 ordinary shares for KRW1,455,400,000
	●	Sale and distribution of furniture

Hwa Tat Lee Japan Co., Ltd.(“HTLJ”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on April 03, 1996
	●	Issued and outstanding 10,000 ordinary shares for JPY90,000,000
	●	Wholesale of furniture

Terasoh Co., Ltd. (“TCL”)	●	Japanese company	100% owned by NCFTP
	●	Incorporated on July 19, 1973
	●	Issued and outstanding 160,000 ordinary shares for JPY67,000,000
	●	Dormant, previously sales and manufacturing of furniture

HTL Taiwan Holding Pte. Ltd. (“HTLTW”)	●	Singaporean company	100% owned by NCFTP
	●	Incorporated on April 02, 2024
	●	Issued and outstanding 1 ordinary shares for SGD1
	●	Investment holding

HTL (UK) Limited (“HTLUK”)	●	British company	100% owned by NCFTP
	●	Incorporated on October 05, 2000
	●	Issued and outstanding 3,050,000 ordinary shares for GBP3,050,000
	●	Overseas sale office

The Company and its subsidiaries are hereinafter referred to as (the “Company”).

NOTE 2 － SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These accompanying unaudited condensed consolidated and combined financial statements reflect the application of certain significant accounting policies as described in this note and elsewhere in the accompanying unaudited condensed consolidated and combined financial statements and notes.

F-7

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Basis of Presentation

The accompanying unaudited condensed and combined consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”). The interim financial information provided is unaudited, but includes all adjustments which management considers necessary for the fair presentation of the results for these periods. Operating results for the interim period ended June 30, 2025 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2025. The information included in this Form 6-K should be read in conjunction with Management’s Discussion and Analysis, and the audited financial statements and notes thereto included in the Company’s Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on April 10, 2025.

Certain prior year amounts have been reclassified to conform to the current period presentation. These reclassifications have no impact on net earnings and financial position.

● Principles of Consolidation

The unaudited condensed consolidated and combined financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company balances and transactions within the Company have been eliminated upon consolidation.

● Use of Estimates and Assumptions

The preparation of unaudited condensed consolidated and combined financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated and combined financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated and combined financial statements include the useful lives of property, plant and equipment, impairment of long-lived assets, allowance for estimated credit losses, provision for obsolete inventories, revenue recognition, retirement plan cost, leases, warranty liabilities, provision for reinstatement cost, income tax provision, deferred taxes and uncertain tax position.

The inputs into the management’s judgments and estimates consider the Company’s critical and significant accounting estimates. Actual results could differ from these estimates.

● Foreign Currency Transaction and Translation

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the combined and consolidated statements of operations and comprehensive loss.

The reporting currency of the Company is United States Dollar (“US$”) and the accompanying unaudited condensed consolidated and combined financial statements have been expressed in US$. The Company’s major operating subsidiaries operating in Singapore maintains its books and record in US$, with the exception of HomesToLife Pte Ltd, which keeps its books in Singapore Dollars (“SGD”) being primary currency of the economic environment in which its business is conducted. However, other operating subsidiaries operating in overseas maintains their books and records in respective local currency, Australian Dollars (“AUD “), Euro (“EUR”), Japanese Yen (“JPY”), South Korean Won (“KRW”) and British Pound (“GBP”), which is a functional currency as being the primary currency of the economic environment in which its operation is conducted. In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with Accounting Standards Codification (“ASC”) Topic 830-30, Translation of Financial Statement (“ASC 830”), using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiaries are recorded as a separate component of accumulated other comprehensive income (loss) within the unaudited condensed consolidated and combined statements of changes in shareholders’ equity.

Translation of amounts has been made at the following exchange rates into US$1 for the six months ended June 30, 2024 and 2025:

	Six months ended June 30,
	2024	2025
Period-end SGD:US$1 exchange rate	1.3552	1.2750
Average SGD:US$1 exchange rate	1.3517	1.3198
Period-end AUD:US$1 exchange rate	0.6676	0.6533
Average AUD:US$1 exchange rate	0.6641	0.6346
Period-end EUR:US$1 exchange rate	1.0711	1.1723
Average EUR:US$1 exchange rate	1.0763	1.0975
Period-end JPY:US$1 exchange rate	160	144
Average JPY:US$1 exchange rate	157	147
Period-end KRW:US$1 exchange rate	1,376	1,337
Average KRW:US$1 exchange rate	1,379	1,400
Period-end GBP:US$1 exchange rate	1.2640	1.3719
Average GBP:US$1 exchange rate	1.2716	1.3071

The above currency exchange rates derived from United Overseas Bank Limited as published at the above-mentioned dates.

F-8

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Cash and Cash Equivalents

Cash and cash equivalents consist primarily of cash in readily available checking and saving accounts. They consist of highly liquid investments that are readily convertible to cash and that mature within twelve months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments.

● Accounts Receivables

Accounts receivable due from credit card processors, as the cash proceeds from accounts receivables are received within the next 3 working days, which are recorded at the gross billing amounts, net of the fee charges by credit card processors.

Accounts receivable due from customers and related parties in export sales and leather trading, are generally received under credit terms ranging from 7 to 115 days, which are recorded at their original invoice amounts.

The Company reviews impairment losses for accounts receivable based on assessments of the recoverability of the accounts receivable and individual account analysis, including the current creditworthiness and the past collection history of each credit card processors and current economic industry trends. Impairments arise when there is objective evidence indicating that the balances may not be collectible. The identification of bad and doubtful debts, in particular of a loss event, requires the use of judgment and estimates, which involve the estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on analysis of credit card processors’ payment history and ongoing relationship, management makes conclusions about whether any balances outstanding at the end of the period will be deemed non-collectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the unaudited condensed consolidated and combined statements of operations and comprehensive income. Delinquent account balances are written off against the allowance for estimated credit losses after management has determined that the likelihood of collection is not probable.

● Inventories

Substantially all of the inventories are finished goods for sales, such as sofas, armchairs, recliners, accessories and other related products, which are stated at the lower of cost or net realizable value.

Cost of inventories is determined using the weighted average method and includes all costs to acquire and other costs to bring the inventories to their present location and condition. The Company takes ownership, risks, and rewards of the products purchased.

Inventories are written down to estimated net realizable value, which could be impacted by certain factors including historical usage, expected demand, anticipated sales price, and other factors. The Company continuously evaluates the recoverability of the Company’s inventories, and inventory provisions are recorded in the unaudited condensed consolidated and combined statements of operations and comprehensive income. For the six months ended June 30, 2024 and 2025, the Company made an allowance for obsolete inventories of $120,699 and written back of allowance for obsolete inventories of $164,167.

F-9

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Property, Plant and Equipment

Freehold land has an unlimited useful life and therefore is not depreciated.

Property, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses, if any. Depreciation is calculated on the straight-line basis over the following expected useful lives from the date on which they become fully operational and after taking into account their estimated residual values (in accordance with local regulatory requirements):

Expected useful life
Leasehold improvements	Shorter of 3 years or the term of lease
Freehold buildings	26 – 35 years
Office equipment	3-15 years
Furniture and fittings	1-23 years
Motor vehicles	5-6 years

Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. When assets have retired or sold, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in the results of operations.

● Impairment of Long-Lived Assets

In accordance with the provisions of ASC Topic 360, Impairment or Disposal of Long-Lived Assets, all long-lived assets such as plant and equipment owned and held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of an asset to its estimated future undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment losses were recognized for the six months ended June 30, 2024 and 2025.

● Revenue Recognition

The Company receives revenue from contracts with customers, which are accounted for in accordance with Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASC 606”).

ASC Topic 606 provided the following overview of how revenue is recognized from the Company’s contracts with customers: The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services.

Step 1: Identify the contract(s) with a customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the transaction price – The transaction price is the amount of consideration in a contract to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer.

Step 4: Allocate the transaction price to the performance obligations in the contract – Any entity typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract.

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation – An entity recognizes revenue when (or as) it satisfies a performance obligation by transferring a promised good or service to a customer (which is when the customer obtains control of that good or service). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. A performance obligation may be satisfied at a point in time (typically for promises to transfer goods to a customer) or over time (typically for promises to transfer service to a customer).

F-10

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The major portion of the Company’s income is derived from contracts with customers, and as such, the revenue recognized depicts the transfer of promised goods to its customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company considers the terms of the contract and all relevant facts and circumstances when applying this guidance. The Company’s revenue recognition policies are in compliance with ASC Topic 606, as follows, by business segments:

Retail Sales

The Company typically enters into a sale contract with its customers at the retail outlets in Singapore and Korea, where the rights of the parties, including payment terms, are identified and sales prices to the customers are fixed with separate sales rebate, discount, or other incentive and right of return exists on sales of merchandise. The Company’s performance obligation is to deliver products according to contract specifications. The Company recognizes gross product revenue at a point in time when the control of products or services is transferred to customers.

The retail outlets will invoice the sale of products, and the revenue is recognized upon shipment or when the control of products is transferred to customers, which is the point at which the Company has satisfied its performance obligation. Payments received as deposits for the purchase orders made by the customers are recognized as customer deposits and included in current liabilities on the unaudited condensed consolidated and combined balance sheets. Customer deposits are recognized as revenue when control over the ordered furniture is transferred to and accepted by the customer.

For the franchisee business in Korea, the Company signs franchise agreements with qualified franchisees, which clearly stipulate the scope of authorized product sales, brand usage standards, supply terms, and payment conditions. Under this model, the Company’s performance obligation mainly involves providing qualified products to franchisees and offering necessary operational support, such as brand guidance, marketing assistance. Revenue is recognized when the control of products is transferred to franchisees (usually upon delivery and acceptance), as there is no subsequent right of return or price adjustment clause in the standard franchise agreement.

All revenues are reported net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

Export Sales and Leather Trading

The Company’s export sales revenue and leather trading revenue are principally derived from the sale of products, including upholstered sofas, and sale of leather materials, to corporate customers in overseas. Revenue is recognized at the point in time when the performance obligation has been satisfied and control of the products have been transferred to the customers, which generally occurs when the goods are delivered to the customer and all criteria for acceptance have been satisfied.

Generally, the Company enters into order confirmation with its customers which specify the rights of the parties, including product specifications, shipment term and payment terms and sales prices to the customers are fixed with no separate sales rebate, discount, or other incentive and no right of return exists on sales of merchandise. The performance obligations in a given transaction are determined by the individual order confirmation with revenue recognized at the time that the performance obligations have been satisfied. All revenues are reported net of any sales discounts or taxes. Refunds and returns, which are minimal, are recorded as a reduction of revenue.

Product Return Policies

Among these segments, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship.

In accordance with ASC Topic 606, Revenue Recognition: Principal Agent Considerations, the Company evaluates the terms in the agreements with its channels and independent contractors to determine whether or not the Company acts as the principal or as an agent in the arrangement with each party respectively. The determination of whether to record the revenue on a gross or net basis depends upon whether the Company has control over the goods prior to transferring it. In general, the Company controls the products as it has the obligation to (i) fulfil the products delivery and (ii) bear any inventory risk as legal owners. In addition, when establishing the selling prices for delivery of resale products, the Company has control to set its selling price to ensure it would generate profit for the products delivery arrangements. The Company believes that all these factors indicate that the Company is acting as a principal in this transaction. As a result, revenue from the sales of products is presented on a gross basis.

For retail business, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 3 - 14 days upon the receipt of products by the customers.

For export business, the Company only accepts the return of products that are defective or non-conforming due to defects in manufacturing and/or workmanship within 5 year upon the receipt of products by the customers.

Disaggregation of Revenue

The Company has disaggregated its net revenue from contracts with customers into categories based on business segments, as follows:

		Six months ended June 30,
Product sales, by business segments:	Point of recognition	2024	2025
Export sales	At a point in time	$148,257,093	$168,009,212
Retail sales	At a point in time	2,003,351	3,382,273
Leather trading	At a point in time	6,051,665	9,383,318
Total		$156,312,109	$180,774,803

F-11

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Cost of Goods Sold

Cost of goods sold primarily consists of purchase costs of merchandizes from the vendors, the shipping and fulfilment costs incurred during the delivery to the customers.

● Segment Reporting

ASC Topic 280, Segment Reporting (“ASC 280”), establishes standards for reporting information about operating segments on a basis consistent with the Company’s internal organizational structure as well as information about geographical areas, business segments and major customers in financial statements for detailing the Company’s business segments.

The Company’s chief operating decision maker (“CODM”) is the Chief Executive Officer, who has determined that it operates in three reportable segments, Retail, Export sales and Leather Trading segments for the periods presented.

The CODM evaluates the performance of each segment based on the regularly reviewed net sales, gross profit and income from operations (excluding intercompany charges) of the segment. The CODM uses net sales, gross profit and income from operations when evaluating each segment during the budget and forecasting processes. The CODM considers actual-to-budget variances for both profit measures when assessing segment performance and making decisions about the allocation of operating and capital resources to each segment. General corporate expenses include expenses incurred and directed by the corporate office that are not allocated to segments.

● Leases

The Company adopts the Financial Accounting Standard Board (“FASB”) ASU 2016-02 “Leases (Topic 842).” for all periods presented. This standard requires lessees to recognize lease assets (“right-of-use”) and related lease obligations (“lease liabilities”) on the balance sheet for leases with terms in excess of twelve months. For lease terms of twelve months or fewer, a lessee is permitted to make an accounting policy election not to recognize lease assets and liabilities.

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and operating lease liabilities in the unaudited condensed consolidated and combined balance sheets. Finance leases are included in finance lease ROU assets and finance lease liabilities in the unaudited condensed consolidated and combined balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease and finance lease ROU assets and liabilities are recognized, based on the present value of lease payments over the lease term discounted using the rate implicit in the lease. In cases where the implicit rate is not readily determinable, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term. The Company depreciated the ROU assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the ROU assets or the end of the lease term. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

All of the Company’s real estate leases are classified as operating leases. The Company has elected to not separate lease and non-lease component for property leases and account for them as one single lease component.

● Warranty Liabilities

The Company offers a product warranty to its customers for repairs and replacements, generally twelve (12) months to 10 years, from the date of shipment accepted by the customers, in accordance with applicable law or industry standard, which is limited to the original equipment manufacturers’ warranties on the defective or non-conforming products. Historically, the Company experienced a low rate of repairs and replacements on product claims. The provision for the expected warranty claims is estimated based on the past experience requested by the customers.

Warranty expense was $2,769,218 and $4,004,614 for the six months ended June 30, 2024 and 2025, respectively.

● Provision for Reinstatement Cost

Provisions for the costs to reinstate leased properties to their original condition, as required by the terms and conditions of the leases, are recognised at the date of inception of the leases at the Company’s best estimate of the expenditure that would be required to reinstate the leased properties. Estimates are regularly reviewed and adjusted as appropriate for new circumstances. The provision for reinstatement costs will be expected to be materialised in two to five years in accordance with the lease terms.

During the six months ended June 30, 2024 and 2025, the Company reverse provision for reinstatement cost of $56,503 and made provision for reinstatement cost of $77,277, respectively.

F-12

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Income Taxes

Income taxes are determined in accordance with the provisions of ASC Topic 740, Income Taxes (“ASC 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations and comprehensive income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

For the six months ended June 30, 2024 and 2025, the Company did not have any interest and penalties associated with tax positions. As of December 31, 2024 and June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions.

The Company is subject to income tax in both local and foreign jurisdictions. In connection with its business activities, the Company files tax returns that are subject to examination by the applicable tax authorities. As of June 30, 2025, the 2024 tax returns for all of the Company’s entities (other than HTL Marketing, HTL SG, and HTL UK) have been filed but remain open for statutory examination by local and foreign tax authorities. The deadline for submitting the 2024 tax returns for HTL Marketing and HTL SG is on November 30, 2025, and HTL UK is on December 31, 2025.

● Net Income Per Share

The Company computes earnings per share (“EPS”) in accordance with ASC Topic 260, Earnings per Share (“ASC 260”). ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential ordinary shares (e.g. convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

● Related Parties

The Company follows the ASC Topic 850-10, Related Party (“ASC 850”) for the identification of related parties and disclosure of related party transactions.

Pursuant to ASC 850, the related parties include: a) affiliates of the Company; b) entities for which investments in their equity securities would be required, absent the election of the fair value option under the Fair Value Option Subsection of ASC Topic 825–10–15, to be accounted for by the equity method by the investing entity; c) trusts for the benefit of employees, such as pension and income-sharing trusts that are managed by or under the trusteeship of management; d) principal owners of the Company; e) management of the Company; f) other parties with which the Company may deal if one party controls or can significantly influence the management or operating policies of the other to an extent that one of the transacting parties might be prevented from fully pursuing its own separate interests; and g) other parties that can significantly influence the management or operating policies of the transacting parties or that have an ownership interest in one of the transacting parties and can significantly influence the other to an extent that one or more of the transacting parties might be prevented from fully pursuing its own separate interests.

The unaudited condensed consolidated and combined financial statements shall include disclosures of material related party transactions, other than compensation arrangements, expense allowances, and other similar items in the ordinary course of business. However, disclosure of transactions that are eliminated in the preparation of unaudited condensed consolidated and combined financial statements is not required in those statements. The disclosures shall include: a) the nature of the relationship(s) involved; b) a description of the transactions, including transactions to which no amounts or nominal amounts were ascribed, for each of the periods for which statements of operations are presented, and such other information deemed necessary to an understanding of the effects of the transactions on the financial statements; c) the dollar amounts of transactions for each of the periods for which statements of operations are presented and the effects of any change in the method of establishing the terms from that used in the preceding period; and d) amount due from or to related parties as of the date of each balance sheet presented and, if not otherwise apparent, the terms and manner of settlement.

F-13

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

● Commitments and Contingencies

The Company follows the ASC Topic 450-20, Commitments to report accounting for contingencies. Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or un-asserted claims that may result in such proceedings, the Company evaluates the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company’s financial statements. If the assessment indicates that a potentially material loss contingency is not probable but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, and an estimate of the range of possible losses, if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the guarantees would be disclosed. Management does not believe, based upon information available at this time that these matters will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, there is no assurance that such matters will not materially and adversely affect the Company’s business, financial position, and results of operations or cash flows.

● Fair Value Measurement

The Company follows the guidance of the ASC Topic 820-10, Fair Value Measurements and Disclosures (“ASC 820-10”), with respect to financial assets and liabilities that are measured at fair value. ASC 820-10 establishes a three-tier fair value hierarchy that prioritizes the inputs used in measuring fair value as follows:

●	Level 1: Inputs are based upon unadjusted quoted prices for identical instruments traded in active markets;

●	Level 2: Inputs are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques (e.g. Black-Scholes Option-Pricing model) for which all significant inputs are observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount the future amounts to a present value using market-based observable inputs; and

●	Level 3: Inputs are generally unobservable and typically reflect management’s estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques, including option pricing models and discounted cash flow models.

The carrying value of the Company’s financial instruments: cash and cash equivalents, accounts receivable, accounts receivable, related parties, amounts due from related parties, deposit, prepayments and other receivables, accounts payable, accounts payable, related parties, accrued liabilities and other payables, and amounts due to related parties approximate at their fair values because of the short-term nature of these financial instruments.

● Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

Recently adopted accounting pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the CODM uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this standard effective January 1, 2025 retrospectively for all periods presented.

Recently issued accounting pronouncements not yet adopted

In November 2024, the FASB issued ASU No. 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which requires that an entity disclose, in the notes to consolidated financial statements, specified information about certain costs and expenses. The amendment in the ASU is intended to enhance the transparency and decision usefulness to better understand the major components of an entity’s income statement. The amendments in this update are effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. The Company is currently evaluating the impact of the new standards on its consolidated and combined financial statements which is expected to result in enhanced disclosures.

F-14

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that will have a material impact on the unaudited condensed consolidated and combined balance sheets, statements of operations and cash flows.

NOTE 3 －SEGMENT INFORMATION

The Company manages its operations under three segments for the purpose of assessing performance and making operating decisions – Retail Business (“Retails”), Export Sales Business (“Export Sales”) and Leather Trading (“Leather Trading”). The Company’s CODM is Chief Executive Officer (CEO). The CODM allocates resources and evaluates the performance of the Company using information about combined net income from operations. All significant operating decisions are based upon an analysis of the Company as three operating segments, which are the same as its reporting segments.

The Company organizes its business segments based on the nature of products and services offered, and the economic characteristics of each segment.

Following is a brief description of the activities of the Company’s business segments.

Retail

The Retail segment of the Company includes the results of operations of HTL SG and HTLK. These entities share characteristics such as the end customers being individual consumers, and sales being more focused on product sales in Singapore and Korea. For Singapore’s retail sale, it has digital platform sales. For Korea’s retail business, it further encompasses two specific models: franchisee business and department sale, which supplement the direct retail operations and expand the reach to local consumers.

Export Sales

The Export Sales segment of the Company includes the results of operations of HTL FE, HTLF, HTLA, HTLJ, HTLUK, and HTL Marketing in relation to export sales. These entities share similar characteristics such as customers being businesses and being primarily product-related businesses.

Leather Trading

The Leather Trading segment of the Company includes the results of operations of HTL Marketing in relation to leather trading. These entities share characteristics such as the end customers being corporate consumers, and sales being more focused on leather materials.

Selected Financial Data by Business Segment

Net sales and operating profit of the Company’s business segments exclude intersegment sales, cost of sales and profit as these activities are eliminated in consolidation and thus are not included in management’s evaluation of performance of each segment. The Company’s Chief Executive Officer (CEO) serves as the CODM and is responsible for reviewing segment performance and making decisions regarding resource allocation. The Company’s CODM evaluates each segment’s performance based on metrics such as net sales, operating profit, and other key financial indicators, guiding strategic decisions to align with company-wide goals.

Summary Operating Results

The operating results of each business segment were as follows:

	Six months ended June 30, 2024
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$2,003,351	$147,484,078	$974,183	$-	$150,461,612
From related parties	-	773,015	5,077,482	-	5,850,497
	2,003,351	148,257,093	6,051,665	-	156,312,109
Cost of goods sold	(776,807)	(107,820,138)	(5,779,207)	-	(114,376,152)

Gross profit	1,226,544	40,436,955	272,458	-	41,935,957

Operating expenses:
Sales and distribution	(1,362,959)	(24,754,901)	(108,358)	-	(26,226,218)
General and administrative	(616,212)	(7,262,510)	(3,553)	(95,956)	(7,978,231)
Listing expenses	-	-	-	(310,502)	(310,502)
Total operating expenses	(1,979,171)	(32,017,411)	(111,911)	(406,458)	(34,514,951)

Operating (loss) profit	(752,627)	8,419,544	160,547	(406,458)	7,421,006

Other income (expenses):
Interest expense	(93,345)	(143,112)	(150,806)	-	(387,263)
Interest income	-	94,861	179	-	95,040
Government subsidies	13,689	7,543	-	-	21,232
Foreign exchange gain (loss), net	(523)	532,768	2,176	(1,512)	532,909
Scrap sofa sale income	-	303,452	-	-	303,452
Sundry income	27,144	54,669	3	-	81,816
Change in fair value of derivatives and hedging instruments	-	(1,064,841)	-	-	(1,064,841)
Total other expense, net	(53,035)	(214,660)	(148,448)	(1,512)	(417,655)

Income (loss) before income expense	(805,662)	8,204,884	12,099	(407,970)	7,003,351
Income tax expense	-	(1,635,679)	(2,056)	-	(1,637,735)

Segment income (loss)	$(805,662)	$6,569,205	$10,043	$(407,970)	$5,365,616

F-15

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Corporate and unallocated	Total

Revenues, net
From third party	$3,382,273	$166,459,189	$276,399	$-	$170,117,861
From related parties	-	1,550,023	9,106,919	-	10,656,942
	3,382,273	168,009,212	9,383,318	-	180,774,803
Cost of goods sold	(1,401,494)	(120,526,294)	(9,014,470)	-	(130,942,258)

Gross profit	1,980,779	47,482,918	368,848	-	49,832,545

Operating expenses:
Sales and distribution	(2,404,689)	(28,634,760)	(52,661)	-	(31,092,110)
General and administrative	(906,968)	(8,099,908)	(3,025)	(16,030)	(9,025,931)
Listing expenses	-	-	-	(666,021)	(666,021)
Total operating expenses	(3,311,657)	(36,734,668)	(55,686)	(682,051)	(40,784,062)

Operating profit (loss)	(1,330,878)	10,748,250	313,162	(682,051)	9,048,483

Other income (expenses):
Interest expense	(125,183)	(394,423)	(210,766)	-	(730,372)
Interest income	130	15,946	170	-	16,246
Government subsidies	12,238	4,712	-	-	16,950
Foreign exchange gain (loss), net	(9,647)	4,292,067	6,215	4,998	4,293,633
Net gain from related parties debt restructuring	-	-	-	1,460,543	1,460,543
Professional fees on acquisition of HTL Marketing	-	(133,960)	-	(1,127,600)	(1,261,560)
Scrap sofa sale income	-	223,263	-	-	223,263
Sundry income (expense)	78,284	21,551	7	(60,438)	39,404
Change in fair value of derivatives and hedging instruments	-	(753,243)	-	-	(753,243)
Total other income (expenses), net	(44,178)	3,275,913	(204,374)	277,503	3,304,864

Income (loss) before income expense	(1,375,056)	14,024,163	108,788	(404,548)	12,353,347
Income tax expense	-	(2,310,779)	(18,493)	-	(2,329,272)

Segment income (loss)	$(1,375,056)	$11,713,384	$90,295	$(404,548)	$10,024,075

By geographic regions:

	Six months ended June 30, 2024
	Retail Sales	Export Sales	Leather Trading	Total

Asia Pacific	$2,003,351	$34,805,411	$6,051,665	$42,860,427
Europe	-	94,433,035	-	94,433,035
North America	-	19,018,647	-	19,018,647
Total	$2,003,351	$148,257,093	$6,051,665	$156,312,109

	Six months ended June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Total

Asia Pacific	$3,382,273	$35,917,394	$9,383,318	$48,682,985
Europe	-	109,989,204	-	109,989,204
North America	-	22,102,614	-	22,102,614
Total	$3,382,273	$168,009,212	$9,383,318	$180,774,803

The following tables present the summary of identifiable long-lived assets as of December 31, 2024 and June 30, 2025:

	As of December 31, 2024
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and equipment, net	220,603	3,512,311	1,243	3,734,157
Right-of-use assets, net	5,064,993	1,567,756	-	6,632,749
	5,285,596	5,080,067	1,243	10,366,906

F-16

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30, 2025
	Retail Sales	Export Sales	Leather Trading	Total

Property, plant and equipment, net	708,669	3,790,236	683	4,499,588
Right-of-use assets, net	5,774,589	1,482,139	-	7,256,728
	6,483,258	5,272,375	683	11,756,316

NOTE 4 －ACCOUNTS RECEIVABLES, NET

Accounts receivable, net consisted of the following:

	As of
	December 31, 2024	June 30, 2025
Accounts receivable	$66,058,775	$71,379,164
Accounts receivable, related parties	928,951	353,886
	66,987,726	71,733,050
Less: allowance of expected credit loss	(59,124)	(63,789)
Accounts receivable, net	$66,928,602	$71,669,261

The following table presents the activities in the allowance for expected credit losses:

	As of
	December 31, 2024	June 30, 2025
Balance at beginning of year/period	$128,312	$59,124
Allowance for expected credit losses	3,007	4,665
Written-off allowance during the year/period	(71,667)	-
Foreign translation adjustment	(528)	-
Balance at end of year/period	$59,124	$63,789

The Company generally conducts its business with creditworthy third parties in export sales and leather trading, by offering the credit terms ranging from 7 to 115 days. The Company determines, on a continuing basis, the probable losses and an allowance of expected credit loss, based on several factors including internal risk ratings, customer credit quality, payment history, historical bad debt/write-off experience and forecasted economic and market conditions. Accounts receivable are written off after exhaustive collection efforts occur and the receivable is deemed uncollectible. In addition, receivable balances are monitored on an ongoing basis and its exposure to bad debts is not significant.

For the six months ended June 30, 2024 and 2025, the Company (written off) and made provision for allowance for expected credit loss of $(8,453) and $4,665 on accounts receivable, respectively.

NOTE 5 － INVENTORIES, NET

	As of
	December 31, 2024	June 30, 2025
Inventories kept at warehouse	$1,736,280	$1,898,436
Inventories at showroom	484,236	532,455
	2,220,516	2,430,891
Less: allowance for obsolete inventories	(973,838)	(809,670)
Goods in transit	6,785,411	8,992,074
Total	$8,032,089	$10,613,295

For the six months ended June 30, 2024 and 2025, the Company made an allowance and (reversal) for obsolete inventories of $120,699 and $(164,167), respectively.

F-17

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 6 － PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consisted of the following:

	As of
	December 31, 2024	June 30, 2025
At cost:
Leasehold improvements	$1,024,258	$1,199,036
Freehold land and buildings	5,443,175	6,303,000
Office equipment	207,862	227,098
Furniture and fixtures	674,198	849,067
Motor vehicles	74,473	81,202
	7,423,966	8,659,403
Less: accumulated depreciation	(3,689,809)	(4,159,815)
Property, plant and equipment, net	$3,734,157	$4,499,588

Depreciation expense for the six months ended June 30, 2024 and 2025 were $ 95,004 and $ 142,739, respectively.

NOTE 7 － SHORT-TERM BORROWINGS

Short-term borrowings comprised of the followings:

	As of
	December 31, 2024	June 30, 2025
Bank borrowings, secured
- Trade financing loans	$7,722,899	$8,748,618
- Short-term loans	7,532,975	14,633,588
	$15,255,874	$23,382,206

HTL Marketing obtained the trade financing revolving and factoring facilities among various financial institutions in Singapore, in the aggregate principal amount of up to $33 million, which bear annual interest at the effective average rates of 6.2% with maturity of 90 days to 180 days. The purpose of these banking facilities is to support the furniture export and leather trading operations of HTL Marketing.

These banking facilities are secured by an irrevocable corporate guarantee provided by one of the Company’s major shareholders, Golden Hill Capital Pte. Ltd. with a maximum aggregate amount of $50 million and certain assignments of accounts receivable. The corporate guarantee expires six months after the full repayment of all loans (see Note 13).

NOTE 8 － LEASES

Operating lease right-of-use (“ROU”) assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Generally, the implicit rate of interest (“discount rate”) in arrangements is not readily determinable and the Company utilizes its incremental borrowing rate in determining the present value of lease payments. The Company’s incremental borrowing rate is a hypothetical rate based on its understanding of what its credit rating would be. The operating lease ROU asset includes any lease payments made and excludes lease incentives.

The Company has entered into commercial operating leases with various third parties for the use of offices, retail stores and warehouse in various countries. These leases have original terms exceeding 1 year, but not more than 10 years. These operating leases are included in “Right-of-use Assets” on the balance sheet and represent the Company’s right to use the underlying assets during the lease term. The Company’s obligation to make lease payments are included in “Lease liabilities” on the balance sheet.

Supplemental balance sheet information related to operating leases was as follows:

	As of
	December 31, 2024	June 30, 2025
Operating lease:
Right-of-use assets, net	$6,632,749	$7,256,728

Lease liabilities:
Current	$2,100,281	$2,320,101
Non-current	4,883,321	5,285,905
Total lease liabilities	$6,983,602	$7,606,006

F-18

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Operating lease expense for the six months ended June 30, 2024 and 2025 was $995,626 and $1,278,757, respectively.

Other supplemental information about the Company’s operating leases:

	December 31, 2024	June 30, 2025
Weighted average discount rate	2.15-7.59%	2.37-7.59%
Weighted average remaining lease term (years)	0.09-10 years	0.58-9.5 years

Operating lease commitments:

The following table summarizes the future minimum lease payments due under the Company’s operating leases in the next five years and thereafter, as of June 30, 2025:

Year ending December 31,	Amounts
2025 (six months)	$1,335,835
2026	2,109,812
2027	1,610,386
2028	755,752
2029	638,909
Thereafter	1,932,782
Total minimum lease payments	8,383,476
Less: imputed interest	(777,470)
Future minimum lease payments	$7,606,006

NOTE 9 －DERIVATIVES AND HEDGING INSTRUMENTS

The Company enters into foreign currency derivative contracts to economically hedge the exposure to foreign currency fluctuations associated with the forecasted sale and purchase of inventories, the foreign exchange risk associated with certain receivables denominated in foreign currencies and certain future commitments for foreign expenditures.

Contracts to buy or sell a non-financial item that can be settled net in cash are accounted for as financial instruments, with the exception of those contracts that were entered into and continue to be held for the purpose of the receipt or delivery of a non-financial item in accordance with the Company’s expected purchase, sale or usage requirements.

Certain derivative contracts qualify and are designated either: as a fair value hedge of the change in fair value of a recognised asset or liability or an unrecognised firm commitment; or as a cash flow hedge for the change in cash flows to be received or paid relating to a recognised asset or liability or a highly probable forecast transaction; or as a net investment hedge of the change in foreign exchange rates associated with net investments in foreign operations with a different functional currency than the Company’s functional currency.

A change in the fair value of a hedging instrument designated as a fair value hedge is recognised in income, together with the consequential adjustment to the carrying amount of the hedged item. The effective portion of a change in fair value of a derivative contract designated as a cash flow hedge is recognised in other comprehensive income until the hedged transaction occurs; any ineffective portion is recognised in income. Where the hedged item is a non-financial asset or liability, the amount in accumulated other comprehensive income is transferred to the initial carrying amount of the asset or liability (reclassified to the balance sheet); a net investment hedge is accounted for similarly to a cash flow hedge. Gains or losses on the hedging instrument relating to the effective portion of the hedge are recognised in other comprehensive income while any gains or losses relating to the ineffective portion are recognised in the consolidated statement of operations and comprehensive income. On disposal of the foreign operation, the cumulative value of any such gains or losses recorded in other comprehensive income is reclassified to the consolidated and combined statement of operations and comprehensive income.

The effective portion of a change due to retranslation at month-end exchange rates in the carrying amount of debt and the principal amount of derivative contracts used to hedge net investments in foreign operations is recognised in other comprehensive income until the related investment is sold or liquidated; any ineffective portion is recognized in income.

All relationships between hedging instruments and hedged items are documented, as well as risk management objectives and strategies for undertaking hedge transactions. The effectiveness of hedges is also continually assessed and hedge accounting is discontinued when there is a change in the risk management strategy.

All the foreign currency derivative contracts are not designated as hedging instruments and the changes in fair value are taken to change in fair value of derivatives and hedging instruments in the unaudited condensed consolidated and combined statements of operations and comprehensive income.

Derivatives that are held primarily for the purpose of trading are presented as current in the consolidated balance sheet.

The foreign currency forward contracts are recorded at fair value of nil and $753,243 in the unaudited condensed consolidated and combined balance sheet as of December 31, 2024 and June 30, 2025, respectively. The Company recognized the change in fair value of derivatives and hedging instruments of $(1,064,841) and $(753,243) during the six months ended June 30, 2024 and 2025, respectively.

F-19

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 10 － SHAREHOLDERS’ EQUITY

Ordinary Shares

The Company was established under the laws of Cayman Islands on February 16, 2024 with the authorized share of 100,000,000 Ordinary Shares.

The Company is authorized to issue one class of ordinary share.

On May 5, 2025, the Company entered into the Sale and Purchase Agreement with New Century to acquire 100% of equity interests in HTL Marketing. Under the terms of the Sale and Purchase Agreement, in exchange for acquiring HTL Marketing, the Company issued 75,000,000 Ordinary Shares to New Century, which are subject to two-year lock-up restrictions. This transaction was closed on May 19, 2025.

The Company and HTL Marketing are controlled by common shareholders prior to this acquisition. Hence, this acquisition was accounted for as common control acquisition in accordance with ASC 805-50-45-5. Under the guidance, the current corporate structure has been retroactively presented in prior periods as if such structure existed as of the beginning of the first period presented in the accompanying unaudited condensed consolidated and combined financial statements.

As of June 30, 2025 and December 31, 2024, 89,687,500 Ordinary Shares are issued and outstanding.

NOTE 11 － NET INCOME PER SHARE

	Six months ended June 30,
	2024	2025

Numerator:
Net income attributable to the Company’s shareholders	$5,365,616	$10,024,075

Denominator:
Weighted average ordinary shares outstanding - Basic and diluted*	88,250,000	89,687,500

Net income per share
Basic and diluted	$0.06	$0.11

*	The share amounts and per share data are presented on a retroactive basis, after giving the effect from the completion of common control acquisition (see Note 1).

NOTE 12 INCOME TAX EXPENSE

The provision for income tax expense consisted of the following:

	Six months ended June 30,
	2024	2025
Current income tax	$1,665,092	$2,465,661
Deferred income tax benefit	(27,357)	(136,389)

Income tax expense	$1,637,735	$2,329,272

The effective tax rate in the periods presented is the result of the mix of income earned in various tax jurisdictions that apply a broad range of income tax rates. The Company is subject to taxes in the jurisdictions in which it operates, as follows:

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

F-20

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

The summary of sales tax (including VAT and GST) and effective income tax rate by the governing countries are as follows:-

Jurisdiction	VAT or Sales tax Rate		Income Tax Rate
	2024	2025	2024	2025
France	20%	20%	25%	25%
Australia	10%	10%	30%	30%
South Korea	10%	10%	10%	10%
Japan	10%	10%	32.1%-33.6%	32.1%-33.6%
United Kingdom	20%	20%	25%	25%
Singapore	9%	9%	17%	17%

The reconciliation of income tax rate to the effective income tax rate based on income (loss) before income tax expense for the six months ended June 30, 2024 and 2025 are as follows:

	Six months ended June 30,
	2024	2025
Income before income taxes	$7,003,351	$12,353,347
Effective income tax rate	17%	17%
Income tax expense at statutory rate	1,190,569	2,100,068
Effect of different tax rates in other countries	60,444	7,223
Income not subject to tax deduction	-	(273,615)
Expenses not subject to tax deduction	343,293	2,150
Net operating losses	42,269	468,263
Other tax adjustments	1,160	25,183
Income tax expense	1,637,735	2,329,272

As of June 30, 2025, the operation in the Singapore incurred $6,651,943 (equivalent to SGD8,888,992) of cumulative net operating losses which can be carried forward to offset future taxable income. The net operating losses carry forward have no expiration under Singapore tax regime.

Uncertain tax positions

The Company evaluates the uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2025, the Company did not have any significant unrecognized uncertain tax positions. The Company did not incur any interest and penalties related to potential underpaid income tax expenses for the six months ended June 30, 2024 and 2025 and did not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months from June 30, 2025.

The Company remains subject to examination by local authorities on its local tax returns for the tax periods 2024.

F-21

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

NOTE 13 － RELATED PARTY BALANCES AND TRANSACTIONS

Nature of relationships with related parties are summarized, as follows:

Name of related party	Relationship with the Company
New Century International Homes Pte. Ltd.	Controlling shareholder
Golden Hill Capital Pte. Ltd. (“GHC”)	Major shareholder
Golden Hill Capital Ltd.	Indirect major shareholder
Gruppo 8 S.R.L.	Entity controlled by two common controlling beneficial shareholders
H.T.L. Furniture, Inc.	Entity controlled by two common controlling beneficial shareholders
Corium Italia S.R.L.	Entity controlled by two common controlling beneficial shareholders
HTL Global Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Trading (India) Private Limited	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (China) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Changshu) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Sofa (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture (Huaian) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Furniture Vietnam Company Limited.	Entity controlled by two common controlling beneficial shareholders
HTL Product Design (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Import/Export Trading (Kunshan) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Sofa India Private Limited	Entity controlled by two common controlling beneficial shareholders
Trends Leather (Yangzhou) Co., Ltd.	Entity controlled by two common controlling beneficial shareholders
HTL Middle East Furniture LLC	Entity controlled by two common controlling beneficial shareholders
New Century Overseas Investments Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders
New Century Home Pte. Ltd.	Entity controlled by two common controlling beneficial shareholders

Related party balances consisted of the following:

			As of
Name	Nature		December 31,2024	June 30,2025
Gruppo 8 S.R.L.	Accounts receivable – related parties	(a)	$26,025	$72,830
Corium Italia S.R.L.	Accounts receivable – related parties	(a)	287,910	281,056
Trends Leather (Yangzhou) Co., Ltd.	Accounts receivable – related parties	(a)	615,016	-
			$928,951	$353,886

HTL Global Pte. Ltd.	Amount due from related party	(b)	$996,316	$3,395,916
New Century International Homes Pte. Ltd.	Amount due from related party	(b)	1,811,538	1,571,817
			$2,807,854	$4,967,733

HTL Furniture (China) Co., Ltd.	Accounts payable – related parties	(c)	$10,998,808	$8,810,225
HTL Furniture (Changshu) Co., Ltd.	Accounts payable – related parties	(c)	32,467,504	19,438,331
HTL Sofa (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	18,118,921	15,783,278
HTL Furniture (Huaian) Co., Ltd.	Accounts payable – related parties	(c)	9,031,916	5,061,620
HTL Import/Export Trading (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	22,885	254,303
HTL Furniture Vietnam Company Limited.	Accounts payable – related parties	(c)	1,398,608	5,165,713
HTL Furniture (Yangzhou) Co., Ltd.	Accounts payable – related parties	(c)	-	45,380
HTL Product Design (Kunshan) Co., Ltd.	Accounts payable – related parties	(c)	659,510	687,620
HTL Middle East Furniture LLC	Accounts payable – related parties	(c)	26,647	7,999
			$72,724,799	$55,254,469

HTL Global Pte. Ltd.	Amount due to related party	(d)	$292,753	$292,753

(a)	Accounts receivable due from related parties represented trade receivables from the sale of goods with the Company in the normal course of business, which are unsecured, non-interesting bearing and grant with credit terms ranging from 60 to 90 days from the issue date of invoice.
(b)	These balances represented non-trade temporary advances made by the Company, which are unsecured, interest-free and repayable on demand.
(c)	Accounts payable due to related parties represented trade payables from the purchase of goods to the Company in the normal course of business, which are unsecured, non-interesting bearing and payable on demand.
(d)	These balances represented non-trade temporary advances, which are unsecured, interest-free and has no fixed terms of repayment.

F-22

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

On May 5, 2025, HTL Marketing and certain related parties entered a deed of global settlement involving debt restructuring under the corporate reorganization exercise. The effect of netting arrangements on its financial position for recognized assets and liabilities as of December 31, 2024 and June 30, 2025 are as follows:

	As of December 31, 2024
	Gross		Impact from offsetting arrangement
	Accounts receivable	Accounts payable	Written-off	Debt extinguishment	Netting-off	Net balance
	US$	US$	US$	US$	US$	US$
Trading:
Trends Leather (Yangzhou) Co., Ltd.	3,943,267	-	(3,328,251)	-	-	615,016
H.T.L. Furniture, Inc.	816,417	-	(816,417)	-	-	-
New Century Trading (India) Private Limited	1,595,156	(106,606)	(1,488,550)	-	-	-
Gruppo 8 S.R.L.	5,510,429	(288,557)	(5,195,847)	-	-	26,025
Corium Italia S.R.L.	287,910	-	-	-	-	287,910
Accounts receivable - related parties	12,153,179	(395,163)	(10,829,065)	-	-	928,951

New Century Sofa India Private Limited	-	(83,709)	-	83,709	-	-
HTL Furniture (China) Co., Ltd.	-	(67,614,759)	-	-	56,615,951	(10,998,808)
HTL Furniture (Changshu) Co., Ltd.	-	(49,265,863)	-	-	16,798,359	(32,467,504)
HTL Sofa (Kunshan) Co., Ltd.	-	(18,118,921)	-	-	-	(18,118,921)
HTL Furniture (Huaian) Co., Ltd.	-	(9,031,916)	-	-	-	(9,031,916)
HTL Import/Export Trading (Kunshan) Co., Ltd.	-	(22,885)	-	-	-	(22,885)
HTL Furniture Vietnam Company Limited.	-	(1,398,608)	-	-	-	(1,398,608)
HTL Product Design (Kunshan) Co., Ltd.	-	(659,510)	-	-	-	(659,510)
HTL Middle East Furniture LLC	-	(26,647)	-	-	-	(26,647)
Accounts payable – related parties	-	(146,222,818)	-	83,709	73,414,310	(72,724,799)

Non-trading:
HTL Manufacturing Pte Ltd	265,866	-	(265,866)	-	-	-
H.T.L. Furniture, Inc.	976,175	-	(976,175)	-	-	-
HTL Capital Pte. Ltd.	4,746,889	-	(4,746,889)	-	-	-
New Century Overseas Investments Pte. Ltd.	3,044,213	-	(3,044,213)	-	-	-
New Century Home Pte. Ltd.	720,700	-	(720,700)	-	-	-
HTL Global Pte. Ltd.	996,316	-	-	-	-	996,316
Golden Hill Capital Pte. Ltd.	56,615,951	-	-	-	(56,615,951)	-
New Century International Homes Pte. Ltd.	18,609,897	-	-	-	(16,798,359)	1,811,538
Amounts due from related parties	85,976,007	-	(9,753,843)	-	(73,414,310)	2,807,854

Gruppo 8 S.R.L.	-	(288,557)	288,557	-	-	-
New Century Trading (India) Private Limited	-	(106,606)	106,606	-	-	-
New Century Sofa India Private Limited	-	(83,709)	83,709	-	-	-
HTL Global Pte. Ltd.	-	(292,753)	-	-	-	(292,753)
Amounts due to related parties	-	(771,625)	478,872	-	-	(292,753)

F-23

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

	As of June 30, 2025
	Gross		Impact from offsetting arrangement
	Accounts receivable	Accounts payable	Written-off	Debt extinguishment	Netting-off	Net balance
	US$	US$	US$	US$	US$	US$
Trading:
Trends Leather (Yangzhou) Co. Ltd.	717,290	(543)	(716,747)	-	-	-
H.T.L. Furniture, Inc.	1,910,579	(1,312,995)	(597,584)	-	-	-
New Century Trading (India) Private Limited	2,200,345	(57,013)	(2,143,332)	-	-	-
Gruppo 8 S.R.L.	826,532	(752,214)	(1,488)	-	-	72,830
Corium Italia S.R.L.	326,171	(45,115)	-	-	-	281,056
Accounts receivable - related parties	5,980,917	(2,167,880)	(3,459,151)	-	-	353,886

New Century Sofa India Private Limited	-	(379,948)	-	379,948	-	-
HTL Furniture (China) Co., Ltd.	-	(61,004,668)	-	-	52,194,443	(8,810,225)
HTL Furniture (Changshu) Co., Ltd.	-	(41,960,720)	-	-	22,522,389	(19,438,331)
HTL Furniture (Kunshan) Co., Ltd.	-	(15,783,278)	-	-	-	(15,783,278)
HTL Furniture (Huai An) Co., Ltd.	-	(5,061,620)	-	-	-	(5,061,620)
HTL Import/Export Trading (Kunshan) Co., Ltd.	-	(254,303)	-	-	-	(254,303)
HTL Furniture Vietnam Company Limited.		(5,165,713)	-	-	-	(5,165,713)
HTL Product Design (Kunshan) Co., Ltd.	-	(687,620)	-	-	-	(687,620)
HTL Middle East Furniture LLC	-	(7,999)	-	-	-	(7,999)
HTL Furniture (Yangzhou) Co., Ltd.	-	(45,380)	-	-	-	(45,380)
Accounts payable – related parties	-	(130,351,249)	-	379,948	74,716,832	(55,254,469)

Non-trading:
H.T.L Furniture, Inc.	1,000,000	-	(1,000,000)	-	-	-
HTL Capital Pte. Ltd.	4,746,889	-	(4,746,889)	-	-	-
New Century Overseas Investments Pte. Ltd.	3,044,213	-	(3,044,213)	-	-	-
New Century Home Pte. Ltd.	720,700	-	(720,700)	-	-	-
HTL Global Pte. Ltd.	3,395,916	-	-	-	-	3,395,916
Gruppo 8 S.R.L	6,447,650	-	(6,447,650)	-	-	-
Golden Hill Capital Pte. Ltd.	57,477,113	-	-	-	(57,477,113)	-
New Century International Homes Pte. Ltd.	18,811,538	-	-	-	(17,239,721)	1,571,817
Amounts due from related parties	95,644,019	-	(15,959,452)	-	(74,716,834)	4,967,733

HTL Global Pte. Ltd.	-	(292,753)	-	-	-	(292,753)
Amounts due to related parties	-	(292,753)	-	-	-	(292,753)

In the ordinary course of business, during the six months ended June 30, 2024 and 2025, the Company has involved with transactions, either at cost or current market prices and on the normal commercial terms among related parties. The following table provides the transactions with these parties for the periods as presented (for the portion of such period that they were considered related):

F-24

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

		Six months ended June 30,
Name of related parties	Nature	2024		2025

H.T.L. Furniture, Inc.	Sale of Sofa		$121,714		$58,521
New Century Trading (India) Private Limited	Sale of Sofa		651,301		1,491,502
		$773,015		$1,550,023

Trends Leather (Yangzhou) Co., Ltd.	Sale of leather materials		$5,077,482		$9,106,919

Gruppo 8 S.R.L.	Purchase of goods		9,833		585,175
HTL Furniture (Huaian) Co., Ltd.	Purchase of goods		4,773,169		5,056,779
HTL Furniture (Changshu) Co., Ltd.	Purchase of goods		34,679,920		40,378,968
HTL Furniture (China) Co., Ltd.	Purchase of goods		50,628,327		51,541,144
HTL Furniture (Kunshan) Co., Ltd.	Purchase of goods		15,305,317		13,726,028
HTL Furniture Vietnam Company Limited.	Purchase of goods		85,793		6,922,039
HTL Import/Export Trading (Kunshan) Co. Ltd.	Purchase of goods		36,056		281,230
New Century Sofa India Private Limited	Purchase of goods		2,898,335		4,813,224
		$108,416,750		$123,304,587

Corium Italia S.R.L.	Commission income		$100,236		$-
Gruppo 8 S.R.L.	Commission income		-		40,590
HTL Global Pte. Ltd.	Commission income		-		14,344
		$100,236		$54,934

H.T.L. Furniture, Inc.	Commission expense		$939,512		$1,076,116
New Century Trading (India) Private Limited	Commission expense		55,217		119,364
H.T.L. Furniture Inc.	Service fee		240,357		350,844
		$1,235,086		$1,546,324

HTL Product Design (Kunshan) Co., Ltd.	Professional fee		$2,666,610		$2,576,325
HTL Import/Export Trading (Kunshan) Co., Ltd.	Professional fee		$-		$139,249
HTL Furniture (Yangzhou) Co., Ltd.	Professional fee		$-		$93,604

H.T.L. Furniture, Inc.	Showroom rental expense		$100,000		$100,000

New Century International Homes Pte. Ltd.	Office rental income		$-		$2,283

Trends Leather (Yangzhou) Co., Ltd.	Purchase of sample leather		$1,182		$543

H.T.L. Furniture, Inc.	Exhibition fee		$171,639		$-

New Century Trading (India) Private Limited	Recharge of costs		$677,118		$-
HTL Middle East Furniture LLC	Recharge of costs		$-		$47,992
HTL Global Pte. Ltd.	Recharge of costs		$-		$4,567

HTL Global Pte. Ltd.	Management fees		$-		$2,489

Apart from the transactions and balances detailed above and elsewhere in these accompanying unaudited condensed consolidated and combined financial statements, the Company has no other significant or material related party transactions during the periods presented.

F-25

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

Corporate guarantee from GHC

As of December 31, 2024 and June 30, 2025, GHC provided an irrevocable corporate guarantee with a maximum aggregate amount of $50 million to various financial institutions in Singapore to secure the banking facilities borrowed by HTL Marketing. The corporate guarantee expires six months after the full repayment of all loans (see Note 7).

NOTE 14 － CONCENTRATIONS OF RISKS

The Company is exposed to the following concentrations of risks:

(a) Major customers

For the six months ended June 30, 2024 and 2025, the customers who accounted for more than 10% of the Company’s total revenues are presented as follows:

	Six months ended June 30,
	2024	2025
Customer A	24%	25%
Customer B	11%	9%

As of December 31, 2024 and June 30, 2025, accounts receivable due from these customers which accounted for more than 10% of the total consolidated accounts receivable, respectively are presented as follows:

	As of
	December 31, 2024	June 30, 2025
Customer A	38%	35%
Customer B	19%	18%

F-26

HOMESTOLIFE LTD AND SUBSIDIARIES

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED AND COMBINED FINANCIAL STATEMENTS

(Currency expressed in United States Dollars (“US$”), except for number of shares)

(b) Major vendors

For the six months ended June 30, 2024 and 2025, the vendors who accounted for more than 10% of the Company’s cost of goods sold are presented as follows:

	Six months ended June 30,
	2024	2025
Vendor A, related party	45%	39%
Vendor B, related party	30%	31%
Vendor C, related party	13%	10%

As of December 31, 2024 and June 30, 2025, accounts payable due to these vendors which accounted for more than 10% of the total consolidated accounts payable, respectively are presented as follows:

	As of
	December 31, 2024	June 30, 2025
Vendor A, related party	15%	15%
Vendor B, related party	43%	33%
Vendor C, related party	24%	27%

The major vendors of the Company are located in China.

(c) Credit risk

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash with high credit quality institutions in Singapore and other countries, the composition and maturities of which are regularly monitored by the management. At times, cash amounts may be in excess of the Singapore Deposit Protection Board and other countries insurance limits. The Company has not experienced any losses in such account and believes that it is not exposed to any significant credit risk on the account. While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from its accounts receivable and advances to vendors. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

(d) Foreign exchange risk

The Company has significant exposure to exchange rate fluctuations, both due to translation and transaction exposures. Translation exposures arise from measuring income statements of foreign subsidiaries with functional currencies other than the U.S. dollar. Transaction exposures involve impact from (i) input costs that are denominated in currencies other than the local reporting currency and (ii) revaluation of working capital balances denominated in currencies other than the functional currency. The Company leverages its diversified portfolio of exposures as a natural hedge. In certain cases, the Company enters into non-qualifying foreign currency contracts to hedge certain balance sheet items subject to revaluation. The change in fair value of these instruments and the underlying exposure are both immediately recognized in earnings, substantially offsetting the foreign currency mark-to-market impact of the related exposure.

The management currently has a foreign currency hedging policy. The management monitors foreign exchange exposure and will consider hedging significant foreign exchange exposure should the need arise.

(e) Interest rate risk

The Company is exposed to interest rate risk primarily relating to the fixed-rate trading financing and factoring facility. The Company has not used any derivative instruments to mitigate its exposure associated with interest rate risk. However, the management monitors interest rate exposure and will consider other necessary actions when significant interest rate exposure is anticipated.

(f) Global economic and political risk

The Company’s products are sold in numerous countries worldwide, with more than half of the revenues generated outside Singapore. As a result, the Company is exposed to global macroeconomic factors, geopolitical tensions and government policies. The Company is also exposed to various risks due to economic, political and social instabilities, market volatility, natural disasters, debt and credit issues, currency controls, new or increased tariffs, foreign exchange and interest rate changes. These risks can negatively impact the Company’s net revenues, net earnings and cash flows.

NOTE 15－ COMMITMENTS AND CONTINGENCIES

From time to time, the Company may be involved in various legal proceedings and claims in the ordinary course of business. The Company currently is not aware of any legal proceedings or claims that it believes will have, individually or in the aggregate, a material adverse effect on its business, financial condition, operating results, or cash flows.

As of June 30, 2025, the Company did not have any significant commitments and contingencies involved.

NOTE 16－ SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before the combined financial statements are issued, the Company has evaluated all events or transactions that occurred after the balance sheet date up to the date that the unaudited condensed consolidated and combined financial statements were available to be issued.

On August 22, 2025, as approved by its shareholders, the Company increased its authorized shares from 100,000,000 shares to 500,000,000 shares with a par value of $0.0001 per share.

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